Robert W. Driskell
Senior Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
1 Fashion Way
Baldwyn, MS 38824

September 22, 2008

VIA EDGAR CORRESPONDENCE FILING
Ms. Jennifer Monick
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hancock Fabrics, Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 17, 2008
File No. 001-09482

Dear Ms. Monick:

We have received your comment letter dated September 10, 2008, regarding the above-referenced Form 10-K (File No. 001-09482) of Hancock Fabrics, Inc. (the “Company”) filed with the Commission on April 17, 2008 (the “Form 10-K”).

For your convenience, we have included the Staff’s comments in italics before our responses.

Form 10-K for the fiscal year ended February 2, 2008

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Inventories, page 44

Comment 1. We note your response to our prior comment two.  Please tell us how the agreements reduced your ownership rights in non-consigned inventory.  Within your response, tell us how you determined this inventory should not be accounted for as consigned inventory.  Reference the authoritative accounting literature relied upon by management.

Response:

Our arrangements with the vendors which supply inventory covered by the referenced agreements require us to maintain a specified assortment of product.  It should be noted that these vendors supply some product which is consigned and some which we have outright ownership.  In order to comply with this arrangement, when an item is sold (consigned or non-consigned) it is reported to the vendor and a replenishment order is generated.  In addition, per the terms of the new agreement, a certain percentage of each sale is remitted to the vendor.

The requirement to remit a portion of the proceeds when a non-consigned product is sold has resulted in a reduction of the Company’s net realizable value of the product.    As such, the Company followed guidance provided in the Financial Accounting Standards Board – Current Text – General Standards – Inventory Section 178 Accounting for Inventories – Lower of Cost or Market Basis and reduced the Company owned inventory to the market value (net realizable value) based on the terms of the agreements.

It was determined that this inventory was not consigned inventory due to the fact that from the time that the Company took ownership of the inventory, ownership has never been transferred back to or disputed by the vendor.

Should you have any additional requests or questions, please do not hesitate to contact me.

Very truly yours,

Hancock Fabrics, Inc.

Robert W. Driskell
Senior Vice President and Chief Financial Officer